Exhibit 21
Equity LifeStyle Properties, Inc.
Subsidiaries of the Registrant

State of Incorporated
or Organization
MHC Operating Limited Partnership	Illinois
MHC-DeAnza Financing Limited Partnership	Illinois
MHC TT Leasing Company, Inc.	Delaware
MHC TT, Inc.	Delaware
Realty Systems, Inc	Delaware